Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2019 (the 2019 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2019 Form 18-K, you should rely on the information in this section.

UNITED MEXICAN STATES

COVID-19 Crisis

On December 11, 2020, the Comisión Federal para la Protección contra Riesgos Sanitarios (Federal Commission for the Protection against Sanitary Risks, or COFEPRIS) authorized the emergency use of the Pfizer-BioNTech COVID-19 vaccine, which will be used in the Política Nacional de Vacunación (National Vaccination Policy) against COVID-19. Under this policy, the vaccine will first be administered to health care professionals on the front lines of the pandemic.

As of December 31, 2020, Mexico had 1,611,545 officially estimated cases of COVID-19, of which an estimated 143,569 were fatal.

Geography and Population

The Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography, or INEGI) is planning to publish the results of its 2020 Population and Housing Census on January 25, 2021.

Form of Government

The Government

The following table provides the distribution, as of the date of this filing, of Congressional seats reflecting the party affiliations of Mexico’s senators and deputies.

Table No. 1 – Party Representation in Congress(1)

	Senate			Chamber of Deputies
	Seats	% of Total		Seats	% of Total
MORENA	60	46.9		252	50.4
National Action Party	25	19.5		77	15.4
Institutional Revolutionary Party	13	10.2		48	9.6
Citizen Movement Party	8	6.3		27	5.4
Labor Party	6	4.7		46	9.2
Ecological Green Party of Mexico	7	5.5		11	2.2
Social Encounter Party	4	3.1		24	4.8
Democratic Revolution Party	3	2.3		12	2.4
Unaffiliated	1	0.8		3	0.6
Total	127	99.2	%(2)	500	100.0%

Note: Numbers may not total due to rounding.

(1)	As of December 31, 2020.
(2)	As of December 31, 2020, there was one vacant seat in the Senate.

Source: Senate and Chamber of Deputies.

On December 7, 2020, the Ley Orgánica de la Administración Publica Federal (Organic Law of the Federal Public Administration), the Ley de Navegación y Comercio Marítimos (Law on Maritime Navigation and Trade) and the Ley de Puertos (Law on Ports) were amended to transfer some of the powers of the Secretaría de Comunicaciones y Transportes (Ministry of Communication and Transportation), including the administration and surveillance of maritime and port security, to the Secretaría de Marina (Ministry of Marine) in order to combat corruption and to increase security in Mexico’s customs and ports.

Foreign Affairs, International Organizations and International Economic Cooperation

On November 27, 2020, the Secretaría de Relaciones Exteriores (Ministry of Foreign Affairs) and the Corte Permanente de Arbitraje (Permanent Court of Arbitration) formalized an Acuerdo Marco de Cooperación (Framework Cooperation Agreement) with the aim of promoting the use of alternative means of peaceful dispute resolution such as arbitration, conciliation, mediation and capacity building in Mexican tribunals. This agreement will help to disseminate these dispute resolution methods, contribute to the exchange of information and serve as a link between the academic and the private sectors, including through the preparation of joint publications. The agreement also calls for the organization of seminars, internship programs, workshops and other events, as well as the disclosure of material actions in the field of arbitration and dispute resolution.

On December 15, 2020, the United Kingdom and Mexico signed a continuity trade agreement that will ensure that trade between the two countries will not be disrupted after the Brexit transition period ends next year. Both countries have also committed to negotiating a new trade agreement in 2021.

Environment

On December 2, 2020, the High Level Panel for a Sustainable Ocean Economy (the Ocean Panel), which Mexico has belonged to since 2018, published the Transformations for a Sustainable Ocean Economy: A Vision for Protection, Production and Prosperity. The fourteen member countries of the Ocean Panel have committed to sustainably manage 100% of the oceanic area under their jurisdiction by 2025, guided by the Sustainable Ocean Plans, which describe policies and mechanisms to facilitate sustainable use of the ocean and value creation for current and future generations. This new agenda will help maximize food production from the ocean, generate more renewable energy, alleviate poverty and reduce greenhouse gas emissions.

On December 9, 2020, the Government published in the Diario Oficial de la Federación (Official Gazette) the Decree approving the Acuerdo Regional sobre el Acceso a la Información, la Participación Pública y el Acceso a la Justicia en Asuntos Ambientales en América Latina y el Caribe (Regional Agreement on Access to Information, Public Participation and Justice in Environmental Matters in Latin America and the Caribbean). This Agreement, adopted on March 4, 2018 in Escazú, Costa Rica, seeks to strengthen international cooperation, protect the right of present and future generations to live in a healthy environment and contribute to sustainable development. Under this Agreement, the signatory governments also commit to protecting individuals, groups and organizations that promote and defend human rights in environmental matters so that they can operate without threats, restrictions and insecurity. Ten States have ratified the Agreement, which will be entered into force after ratification by eleven States.

THE ECONOMY

General

Mexico’s economy in 2020 was, and continues to be, adversely affected by COVID-19. For more information on the measures taken by the Government designed to address the pandemic, see “Recent Developments—COVID-19 Crisis” in the 2019 Form 18-K.

On November 30, 2020, the Government and private sector entities announced a second agreement to promote infrastructure investment and boost economic recovery. This agreement contemplates twenty-nine new projects in the energy, communications and transportation, water, sanitation and environmental sectors, with a total investment of Ps. 228.6 billion.

Gross Domestic Product

Mexico’s economy contracted by 9.6% in the first nine months of 2020, reflecting the effects of the COVID-19 pandemic on the economy in general and including, in particular, increased unemployment and underemployment and lower short-term consumer demand. Projections for Mexico’s economic performance for the full year 2020 and beyond have been adjusted downwards, and further adjustment of the projections remains possible. The economic impacts of the COVID-19 pandemic are coupled with existing, persistent low levels of investment, which are also expected to contribute to economic contraction. For more information on the long-term factors affecting Mexico’s GDP, see “The Economy—Gross Domestic Product” in the 2019 Form 18-K.

The following tables set forth the composition of Mexico’s real GDP by economic sector and percentage change by economic sector, in pesos and in percentage terms, for the periods indicated.

Table No. 2 – Real GDP and Expenditures

(In Billions of Pesos)(1)

	Third quarter (annualized)(2)
	2019(3)	2020(3)
GDP	Ps. 18,390.0	Ps. 16,629.4
Add: Imports of goods and services	6,845.7	5,655.0

Total supply of goods and services	25,235.7	22,284.4
Less: Exports of goods and services	6,874.3	6,123.3

Total goods and services available for domestic expenditure	Ps. 18,361.4	Ps. 16,161.0
Allocation of total goods and services:
Private consumption	12,419.9	10,990.3
Public consumption	2,166.0	2,221.0

Total consumption	14,585.9	13,211.3

Total gross fixed investment	3,586.6	2,867.3
Changes in inventory	82.6	72.4

Total domestic expenditures	Ps. 18,255.2	Ps. 16,150.9

Errors and Omissions	106.3	10.1

Note: Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Third quarter data is not necessarily indicative of performance for the full fiscal year, particularly due to the disruptive economic impact of the COVID-19 pandemic.

(3)	Preliminary figures.

Source: INEGI.

Table No. 3 – Real GDP and Expenditures

(As a Percentage of Total GDP)

	Third quarter (annualized)(1)
	2019(2)	2020(2)
GDP	100.0%	100.0%
Add: Imports of goods and services	37.2%	34.0%

Total supply of goods and services	137.2%	134.0%
Less: Exports of goods and services	37.4%	36.8%

Total goods and services available for domestic expenditures	99.8%	97.2%
Allocation of total goods and services:
Private consumption	67.5%	66.1%
Public consumption	11.8%	13.4%

Total consumption	79.3%	79.4%
Total gross fixed investment	19.5%	17.2%
Changes in inventory	0.4%	0.4%

Total domestic expenditures	99.3%	97.1%

Errors and Omissions	0.6%	0.1%

Note: Percentages may not total due to rounding.

(1)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Third quarter data is not necessarily indicative of performance for the full fiscal year, particularly due to the disruptive economic impact of the COVID-19 pandemic.

(2)	Preliminary figures.

Source: INEGI.

Table No. 4 – Real GDP by Sector

(In Billions of Pesos)(1)

	Third quarter (annualized)(2)
	2019(3)	2020(3)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	Ps. 560.5	Ps. 565.2
Secondary Activities:
Mining	857.6	850.7
Utilities	286.1	270.9
Construction	1,235.2	993.1
Manufacturing	2,976.2	2,585.7
Tertiary Activities:
Wholesale and retail trade	3,162.9	2,780.2
Transportation and warehousing	1,203.1	929.8
Information	559.4	551.5
Finance and insurance	900.0	878.2
Real estate, rental and leasing	2,066.6	2,060.8
Professional, scientific and technical services	337.6	316.2
Management of companies and enterprises	109.9	99.8
Support for business	681.1	679.3
Education services	684.4	657.1
Health care and social assistance	399.3	400.6
Arts, entertainment and recreation	78.2	36.0
Accommodation and food services	411.5	228.2
Other services (except public administration)	366.2	312.3
Public administration	705.2	728.8

Gross value added at basic values	17,580.9	15,924.1
Taxes on products, net of subsidies	809.1	705.3

GDP	Ps. 18,390.0	Ps. 16,629.4

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Third quarter data is not necessarily indicative of performance for the full fiscal year, particularly due to the disruptive economic impact of the COVID-19 pandemic.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 5 – Real GDP Growth by Sector

(Percent Change Against Corresponding Period of Prior Year)(1)

	Third quarter (annualized)(2)
	2019(3)	2020(3)
GDP (real pesos)	0.1%	(9.6)%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	1.0	0.8
Secondary Activities:
Mining	(5.8)	(0.8)
Utilities	(1.4)	(5.3)
Construction	(4.8)	(19.6)
Manufacturing	1.3	(13.1)
Tertiary Activities:
Wholesale and retail trade	(0.3)	(12.1)
Transportation and warehousing	0.5	(22.7)
Information	2.5	(1.4)
Finance and insurance	3.9	(2.4)
Real estate, rental and leasing	1.2	(0.3)
Professional, scientific and technical services	0.7	(6.3)
Management of companies and enterprises	(0.5)	(9.1)
Administrative support, waste management and remediation services	4.8	(0.3)
Education services	0.7	(4.0)
Health care and social assistance	1.7	0.3
Arts, entertainment and recreation	(0.5)	(53.9)
Accommodation and food services	0.4	(44.5)
Other services (except public administration)	1.8	(14.7)
Public administration	(3.0)	3.3

Note: Percentages may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four for comparison purposes. Third quarter data is not necessarily indicative of performance for the full fiscal year, particularly due to the disruptive economic impact of the COVID-19 pandemic.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

According to preliminary figures, Mexico’s GDP decreased by 9.6% in real terms during the first nine months of 2020. This reflects the effects of the COVID-19 pandemic, including the actions implemented to contain its spread and to protect public health. In the third quarter of 2020, GDP recorded an estimated recovery, although activity remained below levels seen prior to the health crisis. The upward trend was driven by a recovery in external demand compared to the end of the previous quarter and by the relaxation of certain COVID-19 lockdown measures that had been in place since the end of May 2020. However, the recovery in domestic demand has been more moderate.

Employment and Labor

Under the United States-Mexico-Canada Trade Agreement (USMCA), Mexico committed to reforming its labor system. The reforms are underway and are expected to include a new labor justice system with specialized courts intended to expedite resolution of labor conflicts and more democratic processes around union-related voting as well as new processes to ensure better gender equality, transparency and accountability in union directives and collective bargaining. In addition, on November 18, 2020 the Centro Federal de Conciliación y Registro Laboral (Federal Center for Labor Conciliation and Registration), an entity that is responsible for keeping records of unions and collective contracts at the national level and monitoring the interests and rights of workers, began operating in seven states. In 2021, fourteen new entities are expected to join this labor justice system. For more information about the USMCA, see “Foreign Trade and Balance of Payments—Foreign Trade—Foreign Trade Relations and Agreements—Regional” in the 2019 Form 18-K.

According to preliminary Tasa de Desocupación Abierta (open unemployment rate) figures, Mexico’s unemployment rate was 4.7% as of October 31, 2020, a 1.8 percentage point increase from the rate on December 31, 2019. As of March 31, 2020, the economically active population in Mexico fifteen years of age and older was 57 million. As of January 3, 2021, the minimum wage was Ps. 213.39 per day for the Zona Libre de la Frontera Norte (Northern Border Free Trade Zone) and Ps. 141.70 per day for the rest of Mexico, which has been in effect since January 1, 2021. For additional information on Mexico’s minimum wage policy, see “The Economy—Employment and Labor” in the 2019 Form 18-K.

On December 16, 2020, the Ley del Seguro Social (Social Security Law) and the Ley de Sistema de Ahorro para el Retiro (Law of Pension System) were amended (i) to increase retirement contributions made by employers, (ii) to reduce the number of weeks of contribution required to achieve the right to a guaranteed pension, (iii) to increase the amount of the guaranteed pension and (iv) to limit the fees charged by retirement fund administrators to an average of fees charged in certain other countries.

For information on the COVID-19 pandemic including Government policies related to employment and labor, see “Recent Developments–COVID-19 Crisis” in the 2019 Form 18-K.

Principal Sectors of the Economy

Beginning in March 2020, the economic slowdown attributable to the COVID-19 outbreak has affected various sectors and the overall performance of Mexico’s economy. The economic impact will likely be felt across all sectors, but it is too early to determine the ultimate magnitude of the impact.

Manufacturing

The following table shows the value of industrial manufacturing output by sector in billions of constant 2013 pesos and the percentage change of each sector as compared to the corresponding period in the prior year.

Table No. 6 – Industrial Manufacturing Output by Sector

(In Billions of Pesos and Percent Change Against Corresponding Period of Prior Year)(1)

	Third quarter
	2019(2)		2020(2)
Food	Ps. 687.6	2.2%	Ps. 683.8	(0.5)%
Beverage and tobacco products	174.6	3.4	155.2	(11.1)
Textile mills	26.4	(3.1)	16.7	(36.5)
Textile product mills	13.7	(2.2)	11.2	(17.8)
Apparel	58.6	(2.4)	36.4	(37.8)
Leather and allied products	22.1	(2.2)	13.5	(38.6)
Wood products	24.9	(0.1)	20.4	(18.2)
Paper	54.5	0.4	50.9	(6.6)
Printing and related support activities	18.3	(9.2)	14.8	(19.5)
Petroleum and coal products	40.0	(5.7)	36.2	(9.3)
Chemicals	230.9	(3.1)	218.9	(5.2)
Plastics and rubber products	83.3	(2.3)	71.8	(13.8)
Nonmetallic mineral products	75.2	(0.5)	67.0	(10.9)
Primary metals	177.9	(2.7)	156.5	(12.0)
Fabricated metal products	96.5	3.1	82.7	(14.3)
Machinery	122.8	0.9	96.0	(21.8)
Computers and electronic products	246.9	5.7	224.8	(9.0)
Electrical equipment, appliances and components	88.4	(1.5)	85.0	(3.8)
Transportation equipment	637.4	4.4	462.3	(27.5)
Furniture and related products	29.1	(4.3)	22.8	(21.6)
Miscellaneous	67.2	(3.4)	58.7	(12.7)

Total expansion/contraction	Ps. 2,976.2	1.3%	Ps. 2,585.7	(13.1)%

(1)	Constant pesos with purchasing power as of December 31, 2013. Percent change reflects differential versus corresponding period of prior year in constant 2013 pesos.
(2)	Preliminary figures.

Source: INEGI.

Petroleum and Petrochemicals

On October 28, 2020, the Secretaría de Energía (Ministry of Energy, or SENER), in coordination with the Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission), approved the Plan Quinquenal de Licitaciones para la Exploración y Extracción de Hidrocarburos 2020-2024 (Five-Year Tender Plan for the Exploration and Extraction of Hydrocarbons 2020-2024, or Plan Quinquenal). The Plan Quinquenal identifies a total of 155,322 square kilometers of hydrocarbon exploration and extraction areas that are available for contractual bidding and includes total prospective resources of 12,645 million barrels of crude oil equivalent, excluding the resources that have already been awarded to PEMEX and to other exploration and extraction contracts.

On November 5, 2020, SENER approved a second Plan Quinquenal de Expansión del Sistema de Transporte y Almacenamiento Nacional Integrado de Gas Natural 2020-2024 (Five-Year Expansion Plan for the Integrated National Natural Gas Transportation and Storage System 2020-2024). This second Five-Year Plan identifies infrastructure needs required to meet Mexico’s long-term demand for natural gas, which will be integrated with projects developed in the coming years to transport and store natural gas, along with other strategic and social projects that SENER determines necessary.

On December 26, 2020, SENER published in the Official Gazette new regulations with respect to the permitting process involved in the importing and exporting of fuels and nuclear materials in Mexico. The regulations are intended to combat tax evasion, customs fraud and smuggling with respect to hydrocarbons and adapt to the current flow of international trade.

Transportation and Communications

Mexico, along with Argentina, Bolivia, Ecuador, Paraguay, Peru, Uruguay, is working on the Sistema Integral Regional de Información Satelital (Integrated Regional Satellite Information System, or SIRIS). The platform will allow Mexico access to relevant satellite data to (i) receive information on relevant variables in the agricultural and forestry sectors, (ii) monitor forest fires and other important meteorological variables and (iii) receive disease risk stratification maps and information to visualize values of socio-environmental and social indicators that predispose the spread of certain diseases at a regional level.

FINANCIAL SYSTEM

Monetary Policy, Inflation and Interest Rates

Inflation

Consumer inflation for the first nine months of 2020 was 4.0%, which was above Banco de México’s 3.0% (+/- 1.0%) target inflation for the year, 1.2 percentage points higher than the 2.8% consumer inflation for 2019 and 0.8 percentage points lower than the 4.8% consumer inflation for 2018. In the third quarter of 2020, inflation continued to be influenced by the effects of the COVID-19 pandemic. Thus, after registering a particularly low inflation level in April, annual headline inflation increased in the third quarter of 2020 compared to the previous quarter, due to both higher core inflation and a significant increase in non-core inflation. Annual core inflation, which better reflects medium-term price pressures on the economy, was 4.0% for the first nine months of 2020, 0.4 percentage points higher than the 3.6% core inflation for 2019.

The following table shows, in percentage terms, the changes in price indices and increases in the minimum wage for the periods indicated.

Table No. 7 – Rates of Change in Price Indices

	National Consumer Price Index(1)(2)		National Producer Price Index(1)(3)(4)	Increase in Minimum Wage(5)
2017	6.8		4.7	10.4
2018	4.8		6.4	10.4
2019	2.8		0.8	100.0;(6) 16.2	(7)
2020:
January	3.2		1.1	5.0;(6) 20.0	(7)
February	3.7		1.5	—
March	3.3		3.7	—
April	2.2		5.4	—
May	2.8		4.8	—
June	3.3		3.7	—
July	3.6		4.5	—
August	4.1	(4)	5.4	—
September	4.0	(4)	4.5	—
October	4.1	(4)	4.9	—
November	3.3	(4)	4.4	—
December	n.a.		n.a.	—
2021:
January(8)	n.a.		n.a.	15.0;(6) 15.0	(7)

n.a. = Not available.

(1)	Changes in price indices are calculated monthly. For annual figures, changes in price indices are calculated each December. Monthly figures are annualized.
(2)

Effective August 2018, the Índice Nacional de Precios al Consumidor (National Consumer Price Index, or INPC) was changed to: (1) update the base date to the second half of July 2018; (2) increase the number of categories for goods and services; (3) increase the number of areas represented; and (4) adjust the weighting of each component.

(3)

Índice Nacional de Precios al Productor (National Producer Price Index, or INPP) figures represent the changes in the prices for basic merchandise and services (excluding oil prices). The index is based on a methodology implemented in June 2012. INPP takes July 2019 as a base date.

(4)	Preliminary figures for 2020.
(5)

Effective January 1, 2019, Mexico has two minimum wages: one rate applicable to municipalities located on the border with the United States, which are included in the Northern Border Free Trade Zone, and a different rate applicable to the rest of Mexico. The rate of change for 2019, for both the minimum wage applicable to municipalities located in the Northern Border Free Trade Zone and the minimum wage applicable to the rest of Mexico, is as compared to the minimum wage in effect prior to January 1, 2019.

(6)	Rate of change for minimum wage applicable to municipalities located in the Northern Border Free Trade Zone.
(7)	Rate of change for minimum wage applicable to areas other than the Northern Border Free Trade Zone.
(8)	January 2021 figures are as of January 3, 2021.

Sources: INEGI; Ministry of Labor.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (the average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (equilibrium interbank interest rate, or TIIE) for the periods indicated.

Table No. 8 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2018:
January-June	7.5	7.6	5.0	7.8	7.9
July-December	7.8	8.0	5.4	8.2	8.2
2019:
January-June	8.0	8.2	5.7	8.5	8.5
July-December	7.7	7.7	6.3	8.1	8.0
2020:
January	7.1	7.2	5.8	7.5	7.4
February	7.0	6.9	5.7	7.4	7.3
March	6.8	6.8	5.5	7.1	7.0
April	6.1	6.1	5.3	6.5	6.4
May	5.5	5.4	4.9	6.0	5.9
June	5.1	5.1	4.6	5.7	5.6
July	4.8	4.7	4.1	5.2	5.2
August	4.5	4.5	3.9	5.0	5.0
September	4.4	4.4	3.7	4.7	4.7
October	4.2	4.3	3.5	4.5	4.5
November	4.2	4.3	3.4	4.5	4.5
December	4.3	4.3	3.3	4.5	4.5

Source: Banco de México.

On December 31, 2020, the 28-day Cetes rate was 4.2% and the 91-day Cetes rate was 4.3%.

On December 17, 2020, Banco de México held its ninth monetary policy meeting of 2020 and maintained the overnight interbank funding rate at 4.25%. This decision considered the ongoing adverse economic impact of the COVID-19 pandemic, recent declines in headline inflation rates, continued uncertainty regarding inflation forecasts and short- and medium-terms risks affecting inflation including pressures generated by end-of-year merchandise spending and a negative output gap due to the possibility of additional social distancing measures.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Policy

The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 9 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2018	19.6512	19.2421
2019	18.8642	19.2573
2020:
January	18.9082	18.8040
February	19.7760	18.8443
March	23.4847	22.3784
April	23.9283	24.2658
May	22.1778	23.4230
June	23.0893	22.2990
July	22.2012	22.4033
August	21.8880	22.2072
September	22.1438	21.6810
October	21.2508	21.2705
November	20.1398	20.3819
December	19.9087	19.9651

Source: Banco de México.

On December 31, 2020, the peso/dollar exchange rate closed at Ps. 19.9087 = U.S.$1.00, a 5.5% depreciation in dollar terms as compared to the rate on December 31, 2019. The peso/U.S. dollar exchange rate published by Banco de México on December 31, 2020 (which took effect on the second business day thereafter) was Ps. 19.8570 = U.S.$1.00.

On December 7, 2020, the Comisión de Cambios (Foreign Exchange Commission) of Banco de México announced a dollar credit auction that will use resources from the temporary U.S. dollar liquidity swap line arrangement in an amount up to U.S.$60 billion that was established on March 19, 2020 as a liquidity backstop to mitigate strains in the global funding markets. On December 9 and December 14, 2020, Banco de México offered $1.5 billion to renew the maturities of two swap operations held in September 2020.

Banking System

On November 13, 2020, the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission, or CNBV) announced that it made additions to the regulatory facilities designed for credit restructurings, specifically to benefit clients of credit institutions in light of the economic effects of the COVID-19 pandemic. The additions included, among other things, permitting credit institutions to allow their clients to renew or restructure their facilities and report only a “soft mark” or no mark to credit reporting agencies, under rules similar to the Facilidades Contables Covid (COVID Accounting Facilities), which are a package of financial measures that support the restructuring or renewal of credits.

Banking Supervision and Support

At the end of September 2020, the Índice de Capitalización (Capitalization Index, or ICAP) for the multiple banking sector was 17.2%, as compared to 16.5% at the end of June 2020 and 15.8% at the end of March 2020. As a result, the institutions of multiple banking remained in the first “early warning” category. This category indicates that the institutions met the minimum capitalization requirements and were sufficiently capitalized in the face of unexpected loss scenarios. No immediate supervisory actions by the CNBV are required at this stage. For more information on ICAP, see “Financial System—Banking Supervision and Support—Bank Supervision Policy” in the 2019 Form 18-K.

Securities Markets

On December 31, 2020, the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC), which is calculated based on a group of the thirty-five most actively traded shares, stood at 44,067 points, representing a 1.2% increase from the level at December 31, 2019.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

The global economic slowdown and disruptions in global supply chains, especially with respect to manufactured goods, attributable to the COVID-19 pandemic are likely to have a material adverse effect on Mexico’s foreign trade performance.

Balance of Payments and International Reserves

The following table sets forth Mexico’s balance of payments for the periods indicated:

Table No. 10 – Balance of Payments

	First nine months
	2019(1)		2020(1)
	(in millions of dollars)
Current account(2)	U.S.$	(7,530)	U.S.$	12,909
Credits		406,398		344,098
Merchandise exports (f.o.b.)		343,986		294,357
Non-factor services		23,926		12,582
Transport		2,220		1,476
Tourism		18,572		8,141
Insurance and pensions		2,318		2,219
Financial services		304		330
Others		511		416
Primary income		11,010		6,880
Secondary income		27,476		30,280
Debits		413,928		331,189
Merchandise imports (f.o.b.)		341,938		275,434
Non-factor services		30,474		20,955
Transport		11,044		7,571
Tourism		7,301		2,757
Insurance and pensions		5,086		4,291
Financial services		3,121		2,097
Others		3,922		4,239
Primary income		40,712		34,135
Secondary income		804		665
Capital account		(45)		(23)
Credit		257		195
Debit		303		218
Financial account		(13,866)		13,577
Direct investment		(21,383)		(17,478)
Portfolio investment		(8,067)		7,229
Financial derivatives		450		363
Other investment		12,261		10,290
Reserve assets		2,873		13,174
International reserves		6,531		16,788
Valuation adjustment		3,658		3,614
Errors and omissions		(6,291)		691

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

In the third quarter of 2020, Mexico’s current account registered a surplus of U.S.$17.5 billion, or 6.7% of GDP, compared to a deficit of U.S.$434.6 million, or 0.1% of GDP, in the third quarter of 2019. The decrease in the current account deficit was mainly due to a considerable increase in the surplus of the non-oil trade balance, although the reduction of the deficit in the oil balance and the dynamism of remittances also contributed to this result.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 11 – International Reserves and Net International Assets(1)

	End-of-Period International Reserves(2)(3)	End-of-Period Net International Assets
	(in billions of U.S dollars)
2018	174.6	176.1
2019(4)	180.7	184.2
2020(4)
January	182.8	189.2
February	184.2	188.4
March	185.5	189.3
April	186.7	196.2
May	187.3	197.4
June	188.9	197.1
July	192.6	197.9
August	193.3	198.6
September	193.9	199.9
October	194.4	198.7
November	194.3	201.1

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(4)	Preliminary figures.

Source: Banco de México.

PUBLIC FINANCE

The Budget

On September 8, 2020, the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) submitted the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2021 (Federal Revenue Law for 2021, or the 2021 Revenue Law) and the proposed Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2021 (Federal Expenditure Budget for 2021, or the 2021 Expenditure Budget) to the Congreso de la Unión (Congress) for its approval. The 2021 Revenue Law was approved by the Cámara de Diputados (Chamber of Deputies) on October 21, 2020 and by the Senado de la República (Senate) on October 29, 2020 and was published in the Official Gazette on November 25, 2020. The 2021 Expenditure Budget was approved by the Chamber of Deputies on November 13, 2020 and was published in the Official Gazette on November 30, 2020.

The table below sets forth the budgetary results for the periods indicated. It also sets forth certain assumptions and targets from Mexico’s 2020 Budget and 2021 Budget.

Table No. 12 – Budgetary Results; 2020 and 2021 Budget Assumptions and Targets

	Actual			2020 Budget(2)	2021 Budget(2)
	2018(1)	2019(1)	First nine months of 2020(2)
Real GDP growth (%)	2.2%	(0.1)%	(9.6)%	(10.0) – (7.0)%	3.6 – 5.6%
Increase in the national consumer price index (%)	4.8%	2.8%	4.1%	3.5%	3.0%
Average export price of Mexican oil mix (U.S.$/barrel)(3)	61.59	55.55	33.90	35.00	42.00
Average exchange rate (Ps./$1.00)	19.2	19.3	21.8	22.0	22.1
Average rate on 28-day Cetes (%)	7.6%	7.8%	5.7%	5.3%	4.0%
Public sector balance as % of GDP(4)	(2.1)%	(1.6)%	(1.4)%	(0.1)%	(0.7)%
Primary balance as % of GDP(4)	0.6%	1.1%	0.7%	0.8%	0.0%
Current account deficit as % of GDP	(2.1)%	(0.4)%	1.7%	(0.6)%	(2.0)%

(1)	Preliminary figures.
(2)

2020 and 2021 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2020 and 2021. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2020 and 2021 economic results.

(3)

The Government entered into hedging agreements to mitigate the effects of a change in oil prices with respect to the level that was assumed in the 2020 and 2021 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2020 Budget and 2021 Budget.

(4)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and the recognition as public sector debt of certain long-term infrastructure-related projects (PIDIREGAS) obligations, as discussed under “Public Finance—Revenues and Expenditures—General” in the 2019 Form 18-K.

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

Taxation and Tax Revenues

On December 8, 2020, the Código Fiscal de la Federación (Federal Fiscal Code) was amended to strengthen the tax authorities’ audit, review and control powers and to mitigate improper taxpayer practices. The amendments include, among other things: (1) the extension of various terms for the tax authority to exercise its powers, (2) additional presumptions to ascertain certain tax liabilities, (3) new sanctions in certain cases of non-compliance, (4) more in depth communication with taxpayers and (5) new obligations for taxpayers to provide certain notices to the tax authorities.

PUBLIC DEBT

Historical Balance of Public Sector Borrowing Requirements

The following table sets forth the Historical Balance of Public Sector Borrowing Requirements as a percentage of GDP at each of the dates indicated.

Table No. 13 – Historical Balance of Public Sector Borrowing Requirements

(Percentage of GDP)(1)

	At September 30,
	2019	2020
Historical Balance of Public Sector Borrowing Requirements	44.0%	53.9%

(1)

The Historical Balance of Public Sector Borrowing Requirements represents net obligations incurred to achieve public policy objectives, both of public institutions and of private entities acting on behalf of the Government. It includes the budgetary public sector debt and obligations of the Instituto para la Protección al Ahorro Bancario (IPAB), of the Fondo Nacional de Infraestructura (FONADIN), associated with long-term infrastructure-related projects (PIDIREGAS) and the support programs for debtors, as well as the expected gains or losses of development banks and development funds, minus financial assets available, including loans granted and debt amortization funds, as a reflection of the annual trajectory of the Public Sector Borrowing Requirements.

For an explanation of Mexico’s public debt classification, including an explanation of the Historical Balance of Public Sector Borrowing Requirements, please see “Public Debt—Public Debt Classification” in the 2019 Form 18-K.

Internal Debt

Internal Government Debt

As of December 31, 2020, no debt issued by states and municipalities has been guaranteed by the Government.

External Debt

External Public Sector Debt

The following table sets forth Mexico’s net external public sector debt at the dates indicated.

Table No. 14 – Net External Debt of the Public Sector

	September 30, 2019(1)		September 20, 2020(1)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	203,148.6	U.S.$	219,751.2
Gross External Debt/GDP		16.2%		21.8%
Net External Debt/GDP		16.0%		21.4%

Note: Numbers may not total due to rounding.

(1)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

External Government Debt

The following table sets forth Mexico’s net external Government debt at the dates indicated.

Table No. 15 – Net External Debt of the Government

	September 30, 2019		September 30, 2020
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	101,035.9	U.S.$	107,876.7
Gross External Debt/GDP		8.0%		10.8%
Net External Debt/GDP		8.0%		10.5%

Note: Numbers may not total due to rounding.

Source: Ministry of Finance and Public Credit.

IMF Credit Lines

On November 18, 2020, the International Monetary Fund (IMF) confirmed that Mexico continues to fulfill the criteria to access the IMF’s Flexible Credit Line (FCL). The criteria include, among others, (i) sustainable public debt and healthy public finances, (ii) manageable debt risks, (iii) low and stable inflation, (iv) stable access to the international capital markets, (v) good levels of international reserves and (vi) a robust and solvent financial system. The Ministry of Finance and Banco de México also reported that the IMF’s Executive Board completed its mid-term review of the FCL granted to Mexico in November 2019. In addition, the IMF affirmed that, in spite of the shocks to Mexico’s economy due to the COVID-19 pandemic, the economy has demonstrated resilience because of strong institutional policies and frameworks, including a flexible exchange rate regime, a credible inflation-targeting framework, the Federal Budget and Fiscal Responsibility Law and a well-regulated financial sector.

External Securities Offerings and Liability Management Transactions

On November 24, 2020, Mexico issued U.S.$3,396,062,000 of its 2.659% Global Notes due 2031 and U.S.$3,208,201,000 of its 3.771% Global Notes due 2061. Mexico used a portion of the proceeds from this offering to redeem in full U.S.$1,761,006,000 of its outstanding 3.625% Global Notes due 2022 and €1,500,000,000 of its outstanding 1.875% Global Notes due 2022. Concurrently, Mexico conducted a tender offer pursuant to which it offered to purchase for cash its outstanding notes of the series set forth in the offer to purchase dated November 16, 2020, pursuant to which Mexico purchased the notes listed in the table below. A summary of the tender offer results follows:

Old Notes	Outstanding Amount Repurchased in Tender Offer		Outstanding Amount After Tender Offer
4.000% Global Bonds due 2023	U.S.$	55,026,000.00	U.S.$	2,913,174,000.00
3.600% Global Bonds due 2025	U.S.$	118,626,000.00	U.S.$	1,824,808,000.00
3.900% Global Bonds due 2025	U.S.$	57,136,000.00	U.S.$	942,864,000.00
4.125% Global Bonds due 2026	U.S.$	70,009,000.00	U.S.$	2,097,689,000.00
4.150% Global Bonds due 2027	U.S.$	223,200,000.00	U.S.$	2,501,740,000.00
3.750% Global Bonds due 2028	U.S.$	110,805,000.00	U.S.$	1,953,068,000.00
3.250% Global Bonds due 2030	U.S.$	809,831,000.00	U.S.$	2,259,237,000.00
4.600% Global Bonds due 2046	U.S.$	275,846,000.00	U.S.$	2,540,913,000.00
4.350% Global Bonds due 2047	U.S.$	361,085,000.00	U.S.$	1,469,746,000.00
4.600% Global Bonds due 2048	U.S.$	207,859,000.00	U.S.$	2,317,415,000.00
4.500% Global Bonds due 2050	U.S.$	382,168,000.00	U.S.$	2,521,359,000.00